FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated January 5, 2007 (“RIM Provides Status Update")

News Release dated January 8, 2007 (“RIM and Yahoo! Bring Yahoo! Go for Mobile 2.0 to BlackBerry Users, Expanding Global Relationship")

Page No 2 3

Document 1

FOR IMMEDIATE RELEASE

January 5, 2007

RIM Provides Status Update

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

The Company’s management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM’s Board of Directors has made a preliminary determination that a restatement of RIM’s historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006, the preliminary operating results for the third quarter of fiscal 2007 reported on December 21, 2006, or to current or future financial years’ operating results as a result of the restatement.

The Company expects to file its financial statements for the second and third quarters of fiscal 2007 and its restated historical financial statements prior to its fiscal year end of March 3, 2007. In order to provide as much information to shareholders as possible prior to the Company’s financial statement and MD&A filings and while its management-initiated, voluntary review is ongoing, the Company intends (on or prior to January 16, 2007) to disclose additional financial information beyond the information reported in the announcements of the preliminary operating results for the second and third quarters of fiscal 2007, including a narrative explanation of the Company’s operating performance during those quarters.

In light of the comprehensive nature of the Company’s management-initiated, voluntary internal review of stock options, including the past and future role of the Compensation Committee of the Board of Directors in respect of stock option grants, the audit committee believes it is important that the internal review not only be objective in fact, but also be perceived by RIM’s stakeholders as being objective. These goals may be hindered if members of the Audit Committee who are also members of the Compensation Committee are involved in the deliberations relating to the internal review. As a result, Dr. Douglas Wright and Mr. Kendall Cork, have decided to recuse themselves from the Audit Committee’s future deliberations relating to the internal review.

Dr.     Wright and Mr. Cork will continue to be active in all matters relating to the Audit Committee other than the deliberations with respect to the ongoing review. Mr. Jim Estill and Mr. John Richardson, independent members of RIM’s Board of Directors who have not been and are not currently members of the Compensation Committee, will continue to supervise the internal review.

The Company has had communications with both staff of the OSC and staff of the Securities and Exchange Commission (SEC) about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

-more-

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s ongoing management-initiated, voluntary review of its historical option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM’s historical, current and future financial statements, the anticipated timing of filing financial statements, and its intention to provide regular updates to its shareholders. The terms and phrases, “preliminary determination”, “expects”, “will”, “anticipate”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: determinations made by RIM’s Audit Committee, outside advisors, auditors and others; unanticipated developments and delays encountered during the ongoing review; developments relating to RIM’s ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Nicole Leverich
Yahoo!
+408-349-5583
nicolewl@yahoo-inc.com

Fleishman-Hillard for Yahoo! Inc.
John Reseburg
+1 415 318 4117
reseburj@fleishman.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

FOR IMMEDIATE RELEASE

RIM and Yahoo! Bring Yahoo! Go for Mobile 2.0

to BlackBerry Users, Expanding Global Relationship

Las Vegas, NV – January 8, 2007 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Yahoo! Inc. (Nasdaq: YHOO) have expanded their strategic global alliance to bring Yahoo! Go for Mobile 2.0 to millions of BlackBerry® users around the world. Starting today, users worldwide can download and enjoy the beta version of Yahoo! Go 2.0 on select handsets including the BlackBerry® 8700 Series, BlackBerry® 7130 Series and BlackBerry® Pearl™. The companies also plan to make Yahoo! Go 2.0 available for future BlackBerry handsets and develop even tighter integration between it and the BlackBerry platform.

“Our relationship with Yahoo! continues to grow and to benefit mobile users that want to access Yahoo!‘s popular services via the industry leading BlackBerry platform,” said Jim Balsillie, chairman and co-CEO at Research In Motion. “Yahoo! Mail and Yahoo! Messenger on BlackBerry handsets deliver an exceptional experience that is representative of our strong relationship. We are pleased to be working with Yahoo! to bring new services through Yahoo! Go 2.0 to BlackBerry users around the world.”

RIM and Yahoo! first announced their relationship to bring Yahoo!'s innovative services to BlackBerry users in early 2005. Since then, the companies have launched several Yahoo! services including Yahoo! Mail, Yahoo! Messenger and Yahoo! Search.

“We have optimized Yahoo! Go 2.0 for BlackBerry and believe we have created an unmatched mobile Internet experience on their handsets,” said Marco Boerries, senior vice president of connected life, Yahoo!.“Together, Yahoo! and RIM have already successfully launched Yahoo! services to BlackBerry users through more than 120 mobile operators in almost 60 countries, and with today’s launch we are continuing to make it easy for people to stay connected to what’s important to them.”

Yahoo! Go for Mobile 2.0 is an innovative new application that redefines the mobile Internet experience for users through a unique product design, ability to personalize with content from the entire Internet and a reinvention of mobile search. Key features of Yahoo! Go for Mobile 2.0 for BlackBerry users include:

o     Search reinvented for mobile users - oneSearch recognizes the intent of a search term and presents relevant content - not just a list of web links to PC sites - on the results page. Results are grouped by subject making it easy to read through and drill down to get more details.

o     Be local, no matter where you are* - The Local & Maps widget gives users quick access to comprehensive local directory information for businesses across the US, enhanced with ratings and reviews from the millions-strong Yahoo! community. Interactive maps, driving directions and real time traffic updates help users find their way.

o     Rich, highly personalizable content from millions of sources to keep users connected - Current headlines and a breaking news ticker in the News, Sports, Entertainment, Weather and Finance widgets keep consumers connected to the information that matters to them. Each widget also includes a "command center" where consumers can access more articles, use watchlists to track topics of interest - from sports teams to stocks to celebrities - or add new content from the millions of sources on the Web that publish in RSS.

o     Photo sharing keeps consumers connected to their community - The Flickr widget integrates one of the Web's most innovative and prolific photo-sharing communities, making it easy for BlackBerry users to easily access photos, view their friends' pictures and browse or search the millions of images posted by the Flickr community.

RIM and Yahoo! are also continuing to work together to bring other Yahoo! services to BlackBerry handsets, as well as further enhance the user experience of Yahoo! Mail.

Download Yahoo! Go for Mobile 2.0

Consumers around the world can get more information on or download the beta version of Yahoo! Go 2.0 for BlackBerry handsets beginning today by visiting http://go.yahoo.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Yahoo!

Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. Yahoo!‘s mission is to connect people to their passions, their communities, and the world’s knowledge. Yahoo! is headquartered in Sunnyvale, California.

* Subject to wireless network coverage.

Yahoo! and the Yahoo! logos are trademarks and/or registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

_________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 9, 2007	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance